UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2018

(Commission File No. 001-38051)

China Rapid Finance Limited

5th Floor, Building D, BenQ Plaza

207 Songhong Road

Changning District, Shanghai 200335

People’s Republic of China

+86-21-6032-5999

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7): ☐

EXHIBIT INDEX

Exhibit 99.1	- Press Release of China Rapid Finance Limited Reporting Third Quarter 2018 Unaudited Financial Results
Exhibit 99.2	- Management Presentation Materials for the Third Quarter 2018 Earnings Call
Exhibit 99.3	- Notice of Annual General Meeting of Shareholders of China Rapid Finance Limited to be held on December 18, 2018 (the “2018 AGM”)
Exhibit 99.4	- Form of Proxy for the 2018 AGM
Exhibit 99.5	- Depositary’s Notice of 2018 AGM
Exhibit 99.6	- Voting Instructions of American Depositary Shares for the 2018 AGM
Exhibit 99.7	- Statement Regarding Liquidity

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

China Rapid Finance Limited

By:	/s/ Kerry Shen
Kerry Shen
Chief Financial Officer

Date: November 21, 2018